UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2025

Xavier Zee
Chief Executive Officer
TGE Value Creative Solutions Corp
66 rue Jean-Jacques Rousseau
75001 Paris, France

Re: TGE Value Creative Solutions Corp
Amendment No. 1 to Registration Statement on Form S-1
Filed September 17, 2025
File No. 333-289690

Dear Xavier Zee:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 12, 2025 letter.

Amendment No. 1 to Form S-1 filed September 17, 2025

Prospectus Summary, page 1

1. Please disclose all persons who have a direct and material interest in the SPAC sponsor. We note your disclosure that both your sponsor and TGE are ultimately controlled by AMTD Group Inc., or AMTD Group, which beneficially owns approximately 77.9% and 77.9% of the equity interests and 97.4% and 97.4% of the aggregate voting power. Refer to Item 1603(a)(7) of Regulation S-K. To the extent an entity's interest in the sponsor is direct and material, please disclose the natural person(s) who have voting or investment control over the shares held by the entity.

Dilution, page 90

2. We note your response to our prior comment 18 and revised disclosure confirming that redemptions in connection with a business combination cannot cause your net tangible assets to fall below $5,000,001, thereby capping the maximum redemptions permitted. Please amend your tabular dilution disclosure to present dilution at quartile intervals based on percentages of your maximum redemption threshold and not based on absolute percentages of shares issued in connection with your offering (e.g., 25% of maximum redemption, not 25% of public offering). Refer to Item 1602(a)(4) of Regulation S-K. In addition, update such amounts throughout your prospectus accordingly.

3. You disclose on page 175 that deferred underwriting commissions at $0.40 per unit will be due to the underwriters solely on amounts remaining in the trust account following all properly submitted shareholder redemptions, which would appear to imply that as redemptions increase, the deferred underwriter commissions would correspondingly decrease. Given the impact of deferred underwriting commissions is depicted as $6 million under each quartile redemption interval, please tell us what consideration you gave to this pro rata payment when presenting the redemption scenarios within your dilution table.

Note 2 - Summary of Significant Accounting Policies
Warrant Instruments, page F-11

4. We note your response to our prior comment 23. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the private warrants as equity. As part of your analysis, please specifically address the differences between the cashless exercise provisions including the settlement calculations related to the Public and Private Placement Warrants. Given that the Private Placement Warrants will become redeemable and exercisable on the same terms as the Public Warrants if they are transferred to holders other than the initial purchasers or their permitted transferees, please tell us how you considered such provision in your evaluation of whether there are potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant and how the differences in terms between the Public and Private Placement Warrants did not preclude the Private Placement Warrants from being considered indexed to the entity’s stock based on the guidance in ASC 815-40.

5. We further note your response to our prior comment 23 related to the tender offer provision. Please further expand your response to address how the Company concluded that the tender offer provision does not create a scenario where cash settlement is required outside of a change of control event. In that regard, please tell us how you considered the terms of the tender offer provision that if a tender, exchange or redemption offer has been made to and accepted by more than 50% of the issued and outstanding Class A ordinary shares, the holders of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer.

Exhibit 23.1, page II-6

6. We note the updated consent of your independent registered public accounting firm refers to the audit report dated August 11, 2025. Please tell us why the date noted for the auditor's report was changed and no longer reflects the August 18, 2025 date of the auditor's report included in your amended prospectus, and advise or amend to revise as necessary.

Please contact Peter McPhun at 202-551-3581 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Shu Du, Esq.